SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                        SEC FILE NUMBER 0-10238

                                                        CUSIP NUMBER 902951102


|_| Form 10-K    |_| Form 20-F   |_| Form 11-K    |X| Form 10-Q    |_| Form NSAR
|_| Form N-CSR

 For the period ended:  MARCH 31, 2006

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form NSAR

For the transition period ended:

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  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:



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 PART I-REGISTRANT INFORMATION
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      Full name of Registrant:                        US Energy Systems, Inc.
      Former name if Applicable:
      Address of Principal Executive Office
      (Street and Number):                            545 Madison Avenue
      City, State and Zip Code:                       New York, NY 10022


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 PART II-RULE 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

            (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th
|X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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 PART III-NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.


Our Quarterly Report on Form 10-Q cannot be filed on a timely basis due to transition and technology issues resulting from the relocation of US Energy's executive offices.

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 PART IV-OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification:

Henry N. Schneider               212                  588-8901
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      (Name)                  (Area Code)        (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                  |X| Yes |_| No

If the answer is no, identify report(s)

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | |

                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that we will be reporting a net loss greater than reported for the first quarter of 2005; we currently estimate such loss to be approximately $1 million greater than the net loss for the prior corresponding period due to, among other things, lower revenues and increased expenses. The foregoing represents current estimates and is subject to change as we complete our Quarterly Report.


                             US Energy Systems, Inc.
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                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006                          By: /s/ Henry N. Schneider
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                                                Henry N. Schneider
                                                President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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